EXHIBIT 8

                      PIK LETTER AGREEMENT


                                 Hondo Oil & Gas Company
                                 Post Office Box 2208
                                 Roswell, New Mexico  88202-2208
                                 (506) 625-8700
                                 Facsimile (505) 625-6876

                                 [LOGO]


                                               December 17, 1993


Lonrho Plc
Thamesedge Ltd.
Cheapside House
138 Cheapside
London, England EC2V 6BL


Dear Sirs:

     This Agreement is entered into by and among HONDO OIL & GAS COMPANY, a Delaware corporation ("Hondo"), and its wholly-owned subsidiaries, VIA VERDE DEVELOPMENT COMPANY, a California corporation ("Via Verde"), and NEWHALL REFINING CO., INC., a Delaware corporation ("Newhall"), LONRHO PLC ("Lonrho") and THAMESEDGE LTD. ("Thamesedge"), with reference to:

          (a) Note Purchase Agreement dated November 28, 1988, between Pauley Petroleum Inc. (now Hondo) and Thamesedge, as amended (the "Thamesedge Note Purchase Agreement"), and Note dated November 30, 1988, for $75,000,000 from Pauley Petroleum Inc. to Thamesedge (the "Thamesedge Note");

          (b)  Letter agreements dated November 28, 1988 and
     December 18, 1992 between Hondo and Thamesedge referring to and amending the Thamesedge Note Purchase Agreement and the Thamesedge Note;

          (c)  Net Profits Share Agreement dated December 18,
     1992, by and among Hondo, Lonrho and Thamesedge (the "Net
     Profits Share Agreement");

          (d) Amended and Restated Letter Agreement dated December 20, 1991, between the Company and Lonrho (the "Lonrho Loan Agreement") and Notes dated September 1, 1991, for $10 million, November 1, 1991, for $9,000,000, and December 20, 1991, for $13,000,000, from Hondo to Lonrho (the "Lonrho Notes");

          (e)  Letter agreement dated December 18, 1992 between
     Hondo and Lonrho referring to and amending the Lonrho Loan
     Agreement and the Lonrho Notes;

          (f)  Amended and Restated Guaranty of Robert O.
     Anderson dated June 20, 1991, and Amendment to Amended and
     Restated Guaranty of Robert O. Anderson dated December 20,
     1991, guaranteeing the payment of the Lonrho Notes described in paragraph (d), above (the "Anderson
     Guaranty");

          (g) Note dated April 30, 1993, for $3,000,000 from Via Verde to Lonrho (the "Via Verde Note"), secured by Deed of Trust dated recorded as Instrument No. 93-840817 in the Real Property Records of Los Angeles County, California, (the "Via Verde Mortgage"), guaranteed by Hondo in Guaranty dated April 30, 1993 (the "Hondo Guaranty"), and subject to a letter agreement dated April 30, 1993; and

          (h) Note dated June 25, 1993, for $4,000,000 from Hondo to Lonrho (the "Valley Gateway Note"), secured by Deed of Trust dated August 30, 1993, granted by Hondo and Newhall, recorded as Instrument No. 93-2006475 in the Real Property Records of Los Angeles County, California, (the "Valley Gateway Mortgage").

     The Thamesedge Note, the Lonrho Notes, the Via Verde Note and the Valley Gateway Note are collectively referred to herein as the "Lonrho Indebtedness".

     Hondo, Lonrho and Thamesedge have agreed to restructure the Lonrho Indebtedness, and the agreements related thereto, by
(i) reducing the interest rate on each note to 6%,
(ii) capitalizing the interest accrued to September 30, 1993, into the respective notes, (iii) providing an alternate method of repayment of interest, and (iv) subordinating the Lonrho Notes to Hondo's existing indebtedness.

     Hondo, Via Verde and Newhall and Lonrho and Thamesedge hereby agree as follows:

     1. Effective Date. This Agreement shall be effective for all purposes on September 30, 1993.

     2. Amendment of Notes. The Thamesedge Note, the Lonrho Notes (collectively), the Via Verde Note and the Valley Gateway Note each will be amended as provided, respectively, in Exhibits A, B, C and D to this Agreement. Hondo and Via Verde, as applicable, will execute the note amendments, Lonrho and Thamesedge, as applicable, will execute them to acknowledge consent thereto, and the note amendments will be attached to the original notes held by Lonrho or Thamesedge.

     3.   Payment of Interest.

          (a) Payment in Kind. If, in the opinion of its board of directors, Hondo does not have sufficient cash resources to pay interest on any of the Lonrho Indebtedness when due, then Hondo may offer to Lonrho or Thamesedge, as applicable, a payment of the interest in shares of Hondo's common stock, valued at the closing price on the American Stock Exchange on the day the interest is due (or if the American Stock Exchange is closed on the interest due date, then the closing price on the day first preceding the interest due date on which the Exchange is open). In making this determination, the Hondo board of directors will not, without the consent of Lonrho or Thamesedge, as applicable, allocate cash resources to new capital projects. Lonrho or Thamesedge, as applicable, will then notify Hondo whether it will either (i) accept the payment of interest in kind, or (ii) add the amount of interest due to the principal of the applicable note. If Lonrho or Thamesedge accept the payment of interest in kind, Hondo will issue the requisite number of shares to Lonrho or Thamesedge within ten business days after Hondo receives notice of acceptance from Lonrho or Thamesedge.

          (b) Unregistered Shares. Lonrho and Thamesedge each represent that it recognizes that any shares of Hondo's common stock that it may acquire by the payment of interest in kind will not have been registered under the Securities Act of 1933 and may not be sold in the absence of an effective registration under said Act or an exemption from the registration requirements of said Act.

          (c) Registration Rights. If Lonrho or Thamesedge so request at any time more than six months after the date shares of Hondo's common stock are issued to Lonrho or

     Thamesedge pursuant to this Agreement, Hondo will use its best efforts to Lonrho or Thamesedge pursuant to this Agreement, Hondo will use its best efforts to effect registration under the Securities Act of 1933 of the shares so issued. Hondo shall have no further obligation under this paragraph after two registrations have been effected.

     4.   Net Profits Share Agreement.  The Net Profits Share
Agreement will remain in place, provided, however, that paragraph 1 of that agreement is amended to read, in its entirety as follows:

     "Assignment of Share of Net Profits. Hondo hereby assign to Lonrho and Thamesedge, jointly, as their interests may appear, five percent (5%) of Net
     Profits until final payment of the indebtedness under the Thamesedge Note, the Lonrho Notes, the Via Verde Note and the Valley Gateway Note, as defined in a letter agreement dated December 17, 1993, by and among Hondo, Via Verde Development
     Company and Newhall Refining Co., Inc. and Lonrho and Thamesedge, respectively, at which time the respective share of Net Profits will be decreased by one-half. Hondo will pay the amounts due
     Lonrho and Thamesedge annually on or before December 31, for the prior fiscal year ended
     September 30."

     5.   Guaranties.

          (a) Hondo Guaranty. Hondo hereby consents, as guarantor under the Hondo Guaranty, to the amendments made in this Agreement with respect to the Via Verde Note and hereby confirms and agrees that the Hondo Guaranty is and shall continue to be in full force and effect and is hereby ratified and confirmed in all respects as to the obligations of Hondo with respect to the Via Verde Note, as amended by this Agreement.

          (b) Anderson Guaranty. Hondo shall provide the consent of Robert O. Anderson, as guarantor under the Anderson Guaranty, to the amendments made in this Agreement to the Lonrho Notes.

     6.   Mortgages.  The Via Verde Mortgage and the Valley
Gateway Mortgage will remain in effect to secure the Via Verde
Note and the Valley Gateway Note, the Thamesedge Note and the

Lonrho Notes (each as amended by this Agreement), respectively. Upon sale of the properties described in the Via Verde Mortgage or the Valley Gateway Mortgage, the net proceeds, after payment of expenses of sale and liens or encumbrances having priority senior to the applicable mortgage, will be applied to the notes secured thereby.

     7. Subordination. Thamesedge and Lonrho agree that the Thamesedge Note and the Lonrho Notes, as amended herein, are subordinated in right of payment to the prior payment in full of
(i) the Via Verde Note and the Valley Gateway Note,
(ii) indebtedness under the 1978 Newhall Industrial Development and Pollution Control Re venue Bonds, and (iii) indebtedness under the note dated June 12, 1987, from Via Verde to L-J San Dimas No. 1.

     8. Asset Sales and Other Agreements. Under the terms of letter agreements dated November 28, 1988 and December 18, 1992 between Hondo and Thamesedge, fifty percent of the proceeds of the sales of certain assets of Hondo are to be applied to the Thamesedge Note (subject to deferral under the December 18, 1992 letter agreement). Under the terms of the Lonrho Loan Agreement and a letter agreement dated December 18, 1992 between Hondo and Lonrho, the proceeds of the sales of certain assets of Hondo are to be applied to the Lonrho Notes (subject to repayments required to be made to Thamesedge and deferral under the December 18, 1992 letter agreement). Thamesedge and Lonrho each waive and release any repayments due upon the Thamesedge Note and the Lonrho Notes, respectively, on account of the agreements described in this paragraph and asset sales made by Hondo prior to September 30, 1993, to the extent that such payments have not been received by Thamesedge or Lonrho before September 30, 1993. Thamesedge and Lonrho each further waive and release any right to repayments due upon the Thamesedge Note and the Lonrho Note, respectively, on account of the agreements described in this paragraph and the receipt by Hondo of (i) proceeds related to the sale of Fletcher Oil and Refining Company, and (ii) $5 million from Amoco Columbia Petroleum Company under the terms of the Farmout Agreement dated August 9, 1993, among Amoco Colombia Petroleum Company, Opon Development Company and Hondo Magdalena Oil & Gas Limited. Except as specifically waived or released, Thamesedge and Lonrho retain rights to net proceeds of sales of assets under the agreements described in this paragraph, including, without limitation, any sale made after the effective date of this Agreement of a part of the interest of Hondo Magdalena Oil & Gas Limited in the Opon Association Contract dated July 15, 1987.

     Lonrho waives, and releases Hondo from the obligation to prepay the [L-J San Dimas Note] as required under the letter agreement dated April 30, 1993, relating to the Via Verde Note and Via Verde Mortgage.

     9.   Miscellaneous.

          (a)  Governing Law.  The laws of the State of
     California shall govern this Agreement.

          (b) Assignment of Lonrho Indebtedness: Thamesedge and Lonrho each may assign its interest in the notes and agreements, including this Agreement, to an affiliate of Lonrho at any time upon notice to Hondo.

          (c) Amendment; Controlling Effect. This Agreement will act as an amendment to the Thamesedge Note Purchase Agreement, the Lonrho Loan Agreement and the letter agreements related thereto. In case of conflict in the terms of this Agreement and any other agreements among Thamesedge, Lonrho and/or Hondo, this Agreement will control. Except as amended hereby, the terms of the Lonrho Indebtedness, and the agreements related thereto, are herby confirmed, and remain in force and effect.

     Please confirm that the foregoing correctly sets forth the agreement between us.


Very truly yours,

HONDO OIL & GAS COMPANY



By: /s/ John J. Hoey__________
   John J. Hoey, President